Andrew W. Limpert

Chief Executive Officer

Firefly Automatix, Inc.

1130 South 3800 West, Suite 100

Salt Lake City, Utah 84104

July 1, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mitchell Austin and Mr. Matthew Derby

Re:	Firefly Automatix, Inc.
Draft Registration Statement on Form S-1
Submitted April 24, 2025
CIK No. 0001660851

Dear Mr. Austin and Mr. Derby:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 21, 2025 (the “Comment Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) filed by Firefly Automatix, Inc. (the “Company”).

This letter is being submitted together with the Company’s Confidential Draft Submission No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes. For your convenience, we are also providing by email a courtesy package that includes a copy of the Registration Statement that has been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

The Company confirms that it will publicly file the registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Securities and Exchange Commission July 1, 2025 Page 2

Draft Registration Statement on Form S-1 submitted April 24, 2025

Prospectus Summary

Our Business, page 1

1. You state here that “[f]rom 2016 to March 2025, we have placed a combined total of 787 PATH machines, AMPs and used machines throughout the world, resulting in a compounded annual growth rate (“CAGR”) of approximately 34% from 41 machines sold in 2016.” In order to provide additional context for this statement, please disclose the number of machines you placed as of the end of each financial period included in this filing.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 52 of the Registration Statement to disclose the total number of machines placed as of the end of each financial period included in the filing.

2. We note that you estimate your total addressable market to be $48.7 billion, based on internal estimates. Please revise to provide a more detailed and quantified discussion regarding the underlying assumptions and metrics used in determining that figure.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 53, 54, and 57 of the Registration Statement to update and expand the discussion of the Company’s total addressable market.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations

Company Overview, page 39

3. We note that you have a compounded annual growth rate (“CAGR”) of approximately 34%. Please revise your disclosures to describe how you calculate the CAGR.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Registration Statement to include a description of the calculation of CAGR.

Results of Operations, page 41

4. We note from your disclosures on page 1 that from 2016 to March 2025, you have placed a combined total of 787 PATH machines, AMPs and used machines throughout the world including a total of 38 AMPs to delivered to date. We further note from your disclosures on page 50 that you expect an average selling price of $160,000 per AMP. Please tell us your consideration of separately disclosing the number and average selling price of the PATH machines, AMPs and used machine sold for each year presented. Price and volume disclosures including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment No. 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 45 of the Registration Statement to include the average selling price of PATH machines, AMPS, and used machines for each year presented.

Securities and Exchange Commission July 1, 2025 Page 3

Liquidity and Capital Resources, page 42

5. You disclose that your outstanding Debentures include minimum cash flow covenants and historically, you have not been able to comply with such minimum cash flow covenants and the holders of your Debentures have waived such non-compliance.

Please revise to disclose the amount or limit required for compliance with the minimum cash flow covenants, and the likelihood of future compliance or obtaining a waiver in the future. Such transparent disclosures will enable investors to better understand the risk of future covenant compliance. We refer you to Section IV. of SEC Release No. 33-8350.

Response to Comment No. 5:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Registration Statement to describe in greater detail the minimum cash flow requirements and other covenants.

6. Please also disclose whether you are currently in compliance with the financial covenants contained in the debentures, and whether you were in compliance with these covenants as of the end of the most recent financial period included in your filing.

Response to Comment No. 6:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Registration Statement to include further discussion of the Company’s compliance with the covenants described.

Going Concern Analysis, page 43

7. You disclose that over the next twelve months, you expect to finance your operations with operating revenue from your operations, short-term debt financing, and the proceeds from this offering. Please revise to disclose the minimum period of time that you will be able to conduct your planned operations using only currently available resources. We refer you to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response to Comment No. 7:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Registration Statement to disclose the Company’s liquidity needs and anticipated period of time the Company will be able to conduct business using only currently available resources.

Securities and Exchange Commission July 1, 2025 Page 4

Critical Accounting Policies and Estimates, page 45

8. You disclose on page F-22 that prior to the Public Company Date, the fair market value of a share of common stock will be determined by an independent appraiser selected in good faith by the Holder of a majority in interest of the Securities. Please revise to clarify the nature and extent of the third-party appraiser’s involvement and management’s reliance on the work of the appraiser in determining the fair market value of a share of your common stock. Refer to Question 141.02 of Compliance and Disclosure Interpretations of the Securities Act Sections. Revise to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure should also explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of your common stock once the underlying shares begin trading.

Response to Comment No. 8:

The Company respectfully acknowledges the Staff’s comment and notes that the reference to a third-party appraiser relates to fair market value appraisals solely in connection with the calculation of the number of shares issuable upon a cashless exercise of the warrants prior to the initial public offering, and not for accounting purposes. The Company has revised the disclosure on page F-23 of the Registration Statement to clarify the disclosure.

Business, page 47

9. We note that you utilize third-party generative artificial intelligence platforms, and automation software to enable your autonomous mower technology. Please revise to provide a more complete discussion regarding your use of third-party AI platforms and how they integrate into your automated products, and disclose the platforms used, and the terms of any agreements with the AI platform providers. In addition, clarify whether the automation software is developed internally or by a third-party. Finally, revise your risk factors as appropriate.

Response to Comment No. 9:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Registration Statement to clarify the application of third-party generative artificial intelligence platforms and automation software. The Company has also revised the risk factor disclosure on page 15 to reflect such matters, as applicable.

Executive Compensation, page 59

10. On page 61, you state you expect to enter into new employment agreements with your named executive officers (NEOs). To the extent known, please revise to describe the material terms of these agreements and file forms of these agreements as exhibits. Additionally, please revise to clarify whether you currently have employment agreements with your NEOs.

Response to Comment No. 10:

The Company respectfully acknowledges the Staff’s comment and notes that the compensation committee of the Company’s Board of Directors is still evaluating whether to enter into employment agreements with the Company’s named executive officers. The Company has revised the disclosure on page 68 to disclose that the Compensation Committee is evaluating the compensation of and need for employment agreements with executive officers.

Securities and Exchange Commission July 1, 2025 Page 5

Description of Capital Stock Warrants, page 65

11. Please explain you believe upon the closing of this offering that the warrants issued in connection with the Debentures will remain outstanding. Your response should address that the exercise price of the warrants appears to be significantly less than the fair value of your common stock. In addition, please indicate whether you have any agreements with warrant holders to not exercise their warrants for a period of time.

Response to Comment No. 11:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 of the Registration Statement to clarify that the terms of the warrants do not provide for automatic exercise in connection with the offering, but that the warrants may be exercised at the election of the holders. The Company also notes that the warrants include beneficial ownership limitations currently set at 4.99%.

Convertible Debentures, page 68

12. Please explain why you expect that the January 2022 Debenture and the January 2023 Debenture will remain outstanding following the completion of this offering. Tell us whether the July 2024 Debenture will remain outstanding following the completion of this offering. Describe how you considered that each of the Debentures issued on January 19, 2023 and July 25, 2024 contains a mandatory redemption provision stating that upon the consummation of a “Subsequent Financing,” the Company shall use 50% of the gross proceeds of such Subsequent Financing to redeem principal outstanding on all Debentures. Explain whether any of the net proceeds from the sale of shares in this offering will be used to redeem the principal outstanding on Debentures.

Response to Comment No. 12:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement to clarify that the terms of the relevant debentures do not provide for automatic conversion in connection with the offering, but that the debentures may be converted at the election of the holders, subject to the terms of the debentures. The Company also notes that the warrants include beneficial ownership limitations currently set at 4.99%.

Securities and Exchange Commission July 1, 2025 Page 6

13. We note from your disclosures on page F-19 that from July 2019 through July 2024, the Company issued six Secured Convertible Debentures (the “Debenture(s)”) and Warrants to certain funds (the “Funds”) managed by ATW Partners (the “Holders”). We further note that upon the closing of this offering, the outstanding principal and capitalized interest under the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will automatically convert into shares of your common stock. Please tell us the percentage of share ownership held by ATW Partners after this offering and the automatic conversion of the July 2019 Debenture, April 2020 Debenture and September 2020 Debenture into shares of your common stock. In addition, tell us percentage of share ownership held by ATW Partners after this offering and the assuming the automatic conversion of all outstanding Debentures and Warrants into shares of your common stock.

Response to Comment No. 13:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 to clarify that the automatic conversion of the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will be subject to the beneficial ownership limitations on conversion and, therefore, less than the entire balance of such debentures will convert in connection with the offering. Because of the beneficial ownership limitations included in the debentures and warrants, following the offering, ATW Partners will beneficially own 4.99% of the outstanding common stock. In the future, ATW Partners may elect to increase its beneficial ownership limitation to 9.99%, but the Company notes that ATW Partners has made no such election at this time.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Net Loss Per Common Share, page F-12

14. We note that you have “included in the weighted-average number of common shares outstanding are the share equivalents for the warrants with an exercise price of $0.01.” We also note that you have identified that weighted-average number of common shares outstanding as diluted computation. Since the underlying shares are issuable for little or no cash consideration, they shall be considered outstanding common shares and included in the computation of basic EPS. Refer to ASC 260-10-45-13. Please revise your description of weighted-average shares outstanding in this footnote to be labeled as basic instead of diluted. In addition, please clarify whether you would be using the if-converted method to measure the dilutive impact of convertible debentures. Refer to ASC 260-10-45-21. Please advise or revise.

Response to Comment No. 14:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-13, F-36 and F-37 of the Registration Statement to provide the requested detail.

Securities and Exchange Commission July 1, 2025 Page 7

Revenue Recognition, page F-13

15. We note from your website that you offer both capital and operating leases to your customers. Please revise your revenue recognition policy to explain how you account for each type of lease arrangement, if material. We refer you to ASC 842-30-50. As part of your response, tell us the amount of revenues recognized under sales-type, direct financing and/or operating leases for each period presented. Refer to ASC 842- 30-50-5.

Response to Comment No. 15:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while the Company has formed relationships with independent third party leasing companies to whom the Company refers potential customers, the Company itself does not conduct any direct leasing to customers. Once a leasing company approves a customer’s lease, the Company is paid in full. The Company does not provide the leasing companies any residual nor repurchase guarantee. The Company further notes that the Company’s website states that leases are offered through partnerships with certain financial institutions.

16. Please tell us whether you offer any sales promotions or incentives to your customers and if so, explain how you account for these programs. Refer to ASC 606-10-32-6. In this regard, please clarify whether your contracts include variable consideration including a right of return. Refer to ASC 606-10-32-11 through 32-13 and 606-10-55- 22 through 55-29.

Response to Comment No. 16:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not offer prompt payment discounts, volume discounts, rebates, pricing, based on an index or market, pricing based on a formula, price protection and price matching, nor any other type of renumeration to customers. The Company has revised the disclosure on pages F-15 and F-37 of the Registration Statement to clarify the foregoing items.

17. You disclose that “For PATH machines, AMPs and used machines, control is considered to have passed at the time of shipping (FOB Shipping).” You also disclose that “When [you] deliver the Machines, control is considered to have passed to the customer when the customer accepts the machine at their location.” Please revise accordingly.

Response to Comment No. 17:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15 and F-38 of the Registration Statement accordingly.

18. Please disclose significant judgments applied in the application of ASC 606. For example, disclose how you determine the transaction price and the amount allocated to performance obligations. Refer to ASC 606-10-50-17 to 50-21.

Response to Comment No. 18:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-14, F-15 and F-37 of the Registration Statement to include discussion of the significant judgments applied, as well as the determination of the transaction price and amount allocated to performance obligations.

Securities and Exchange Commission July 1, 2025 Page 8

19. Please clarify whether your contracts include trade-in rights or a residual value guarantee. Refer to ASC 460-10-15-4(a) and 606-10-55-66.

Response to Comment No. 19:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15 and F-37 of the Registration Statement to clarify that the Company does not offer trade-in rights or residual value guarantees.

Note 7. Customer Deposits, page F-17

20. We note that at the time you accept a machine order from a customer, a cash deposit of generally ten percent of the contact price is required prior to beginning manufacturing and when the machine is completed and invoiced, the deposit is applied to the invoice amount. Please explain whether the amounts of new customer deposits and amounts recognized during the year in your customer deposit reconciliation represent just the cash deposits of generally ten percent of the contact price.

Response to Comment No. 20:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-18 and F-39 of the Registration Statement to include additional detail relating to customer deposits.

Note 11. Convertible Debentures, page F-19

21. We note your table that presents shares of common stock upon the conversion of principal and accreted interest. Please explain why the opening balances as of January 1, 2023 represent the Original Shares (upon conversion) for the Debentures issued on July 17, 2019, April 20, 2020 and September 4, 2020. Explain why your table only appears to present accreted interest for fiscal 2023 and 2024. In this respect, we note that the total amount of capitalized interest for each Debenture on page 68 reconciles with the total shares of common stock issuable upon the conversion of the accreted interest for fiscal 2023 and 2024.

Response to Comment No. 21:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-20 of the Registration Statement to clarify that, prior to June 30, 2023, the Company paid interest in cash, and began accreting interest to principal after that date.

Note 12 Common Stock Purchase Warrants, page F-22

22. You disclose that you “determined the common stock purchase warrants met the definition of a derivative and did not qualify for equity classification under ASC 815- 40 and are therefore accounted for as liabilities.” Please provide your analysis that cites the accounting literature in support of this conclusion.

Response to Comment No. 22:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in conjunction with the issuance of each Debenture, the Company entered into a Warrant Agreement granting the holder rights to purchase a certain and fixed number of the Company’s common stock shares in the future at a fixed price.

Securities and Exchange Commission July 1, 2025 Page 9

Each Debenture contains the following provision: “If, at any time while this Debenture or Warrant is outstanding, the Company or any Subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance the Conversion Price shall be reduced to equal the Base Conversion Price.”

The Company referred to KPMG Question 8.8.170 (as found in the KPMG Debt and Equity Financing Handbook, page 816) as follows:

“Is an adjustment to an instrument’s strike price upon the downward revision of the strike price of another entity’s outstanding instruments a down-round feature?

Assume a warrant or convertible instrument contains a down-round feature that reduces the strike price of the issued instrument if the entity sells equity-linked financial instruments with a strike price below the issued instrument’s currently stated strike price. However, features of the contract may adjust the strike price for other reasons. These features may not represent down-round protection as defined in US GAAP.

Provision (c): If the strike price of another equity-linked instrument is modified after issuance to an amount less than the warrant’s then-current strike price, the warrant’s strike price adjusts to an amount equal to the revised strike price of the other equity-linked instrument. “

KPMG’s Interpretive Response: “The provision (c) above does not meet the definition of a down-round feature. A down-round feature reduces the strike price of an issued financial instrument if the entity sells shares of its stock for an amount less than the instrument’s current strike price or issues another instrument with a lower strike price than that instrument. The Provision above is based on neither the sale nor the issuance of stock or a financial instrument. Instead, it is based on the modification of an existing instrument.”

Per the interpretive response of KPMG, based on discussions with the FASB staff, the Company believes that because a feature such as the provision described above is not a down-round feature and adjusts the strike price of the instrument based on a separate action (i.e., modification of another instrument instead of issuance of an instrument), the Company would not be able to conclude that the warrant is indexed to its own stock. Therefore, the warrant would be classified as a liability based on Subtopic 815-40’s indexation guidance.

Securities and Exchange Commission July 1, 2025 Page 10

Note 14. Stock Based Compensation, page F-23

23. Your disclosures on page II-3 indicate that in the three years preceding the date of this registration statement, you granted to your employees, officers, directors, consultants and other service providers options to purchase an aggregate of 1,207,880 shares of common stock at per share exercise prices ranging from $5.71 to $5.77, under the 2016 Stock Plan. You also disclose the assumptions made for purposes of estimating fair value under the Black-Scholes model for the 703,102 and 504,778 Options granted during years ended December 31, 2024 and 2023. Please reconcile these statements with your table indicates that 703,102 and 1,255,824 Options were granted during the years ended December 31, 2004 and December 31, 2023.

Response to Comment No. 23:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-24 of the Registration Statement.

24. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted since January 1, 2025 and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chorological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response to Comment No. 24:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not granted any equity awards since January 1, 2025. The Company undertakes to provide the Staff with the requested information regarding any such awards that are granted, and to update the disclosure within the Registration Statement accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-2

25. You disclose in this section that on December 2, 2024, you issued 420,431 shares of common stock, and from August 16, 2023 to May 8, 2024 you issued 436,701 shares of common stock. Please reconcile this with your disclosures on page F-23 that indicate that the Company issued 196,153 and 584,281 common stock shares in 2024 and 271,573 common stock shares in 2023. That is, your disclosures in this section appear to be missing the issuance of an additional 194,875 shares of common stock.

Response to Comment No. 25:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-2 of the Registration Statement.

Exhibits

26. We note that you have entered into operating leases for your corporate headquarters and your manufacturing facility. Please file these leases. See Item 601(b)(10) of Regulation S-K.

Response to Comment No. 12:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file the leases as exhibits to the registration statement. The Company has revised the disclosure on pages 49, 59 and the Exhibit Index on page II-4 of the Registration Statement to reflect the foregoing.

General

27. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response to Comment No. 27:

The Company will supplementally provide to the Staff, under separate cover, a copy of written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any additional written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will also provide the Staff with a copy of such written communication on a supplemental basis.

* * *

Securities and Exchange Commission July 1, 2025 Page 11

Please contact the Company’s counsel, David F. Marx, of Dorsey & Whitney LLP, at (801) 933-7363 if you have any questions with respect to this letter.

Very truly yours,

firefly automatix, inc.

/s/ ANDREW W. LIMPERT
Andrew W. Limpert
Chief Executive Officer

cc:	David F. Marx